Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. OR BRASIL TELECOM PARTICIPAÇÕES S.A. RELATING TO THE PROPOSED MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

* * * * *

Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger ( incorporação ) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”). In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

* * * * *

Explanatory Note

This English translation of the Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 7, 2009 is being filed solely to correct a typographical error in Exhibit 2 to the filing made pursuant to Rule 425 on August 13, 2009. In Part VI of the Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 7, 2009, the discussion of the proposed amendment to the bylaws of Brasil Telecom Holding incorrectly stated that following the amendment the subscribed share capital of Brasil Telecom Holding would be R$2,844,000,000.00. The correct amount is R$2,845,000,000.00. The corrected English translation of the Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom S.A. held on August 7, 2009 is filed herewith.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Minutes of the Extraordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A. held on August 7, 2009 (English translation).

Exhibit 1

BRASIL TELECOM PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 02.570.688/0001-70

BOARD OF TRADE (NIRE) NO. 53.3.0000581-8

PUBLICLY-HELD COMPANY

Minutes of Meeting of Board of Directors

Held on August 7, 2009

I.	DATE, TIME AND PLACE: On August 7, 2009, at 2:30 pm, at Rua Humberto de Campos 425 – 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro.

II.	CALL NOTICE: Waived, due to the attendance by all Board Members.

III.	QUORUM: All Members of the Board of Directors as signed hereunder. In addition, certain representatives of the Company (Mr. Marco Norci Schroeder, Mr. Roberto Terziani and Mrs. Maria Gabriela Campos da Silva Menezes Côrtes) attended the meeting. The representatives of Delloite Touche Thomatsu (Mr. Marco Antonio Brandão Simurro) and of Apsis Consultoria Empresarial Ltda. (Mr. Amilcar de Castro) attended the meeting during the discussion of Item 2 of the Agenda.

IV.	CHAIR: Mr. José Mauro Mettrau Carneiro da Cunha was appointed Chairman and Mrs. Maria Gabriela Campos da Silva was appointed Secretary by those present at the meeting.

V.	AGENDA: (1) Increase in capital of BRTP, as a result of the capitalization of the reserves for future increases in capital approved at the General and Extraordinary Shareholders’ Meeting of April 8, 2009; (2) Payment of ISE for 2008, as approved at the General and Extraordinary Shareholders’ Meeting of April 8, 2009; and (3) Corporate Restructuring: Merger of Brasil Telecom Participações S.A. (BRTP) with and into Brasil Telecom S.A. (BRT).

VI.

DECISIONS: Before discussing the agenda, the attending members unanimously approved the recording of these Minutes in summarized form, pursuant to Law, permitting the presentation of votes and dissentions, which shall be received by the Chairman and filed at the Company’s headquarters. Initially, regarding Item 1 of the Agenda, the members unanimously approved, pursuant to Articles 6 and 7 of the Company’s Bylaws, the increase in share capital through the

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A.

held on August 7, 2009.

capitalization of the reserves for future increases in share capital approved at the General and Extraordinary Shareholders’ Meeting held on April 8, 2009, in the amount of R$248,728,180.07 (two hundred and forty-eight million, seven hundred and twenty-eight thousand, one hundred and eighty reais and seven centavos), without the issuance of new shares. The matter was unanimously approved by the Members and the Executive Board was authorized to adopt all necessary measures to implement such increase in capital. As a result, Article 5 of the Company’s Bylaws shall read as follows: “Article 5 – the subscribed share capital, fully paid-up, amounts to R$2,845,000,000.00 (two billion, eight hundred and forty-five million reais), represented by 363,969,213 (three hundred and sixty-three million, nine hundred and sixty-nine thousand, two hundred and thirteen) shares, divided into 134,031,688 (one hundred and thirty-four million, thirty-one thousand, six hundred and eighty-eight) common shares and 229,937,525 (two hundred and twenty-nine million, nine hundred and thirty-seven thousand, five hundred and twenty-five) preferred shares, all registered and without par value.” Regarding Item 2 of the Agenda, payment of ISE – Interest on Shareholders’ Equity, credited to the Company’s Shareholders in 2008, in the total amount of R$264,800,000.00 (two hundred and sixty-four million and eight hundred thousand reais), relating to the fiscal year 2008, was approved as of August 2009. This amount is within the limit of R$264,800,000.00 (two hundred and sixty-four million and eight hundred thousand reais), which represents a net total of R$225,080,000.00 (two hundred twenty-five million and eighty thousand reais), approved at the General and Extraordinary Shareholders’ Meeting of BTP, held on April 8, 2009. Finally, regarding Item 3 of the Agenda, after a presentation by Mr. Roberto Terziani, the Board was informed of the structure proposed for continuing the corporate restructuring of BRT and BRTP, through the merger of BRT with BRTP by way of the incorporation of BRTP’s shareholders’ equity into BRT and the termination of BRTP. The following documents on which the proposed structure is based were presented: (i) Appraisal Reports prepared by Apsis Consultoria Empresarial Ltda.; and (ii) “Protocol of Merger and Justification of the merger of BRASIL TELECOM

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A.

held on August 7, 2009.

PARTICIPAÇÕES S.A. with and into BRASIL TELECOM S.A.” to be executed by the management of the companies. Such protocol represents the terms and conditions of the merger and establishes the following exchange ratios: 1.2190981 common shares of BRT for each common share of BRTP; 0.9096173 preferred shares of BRT for each preferred share of BRTP; and 0.1720066 common shares of BRT for each preferred share of BRTP. The exchange ratios seek to respect the interests of each shareholder both in regards to the company and in regards to the class of share held by such shareholder, complying with the legal limit for the division of BRT’s share capital between common and preferred shares, and considering the individual market value of each of these shares. Due to these exchange ratios (which have been disclosed previously), it will be necessary to create an ADR Program for BRT’s common shares. In addition, it was clarified that (i) as a result of the planned mergers, the Bylaws of the involved companies will be adapted accordingly. After examining the abovementioned documents and having clarifications provided by the Management, the Board decided to favorably accept the proposed matter, which shall be timely submitted to the General Shareholders’ Meetings of the involved companies. Finally, it was also clarified that after the merger of BRTP into BRT, BRT’s shares will be incorporated into Coari and, as a result of this share exchange it will be necessary to list the common shares and the preferred shares of COARI on the BOVESPA and to register Coari with the SEC (adapting Coari’s Bylaws to comply with SEC rules) and to list its shares on the NYSE. Subsequently, BRT’s shares will be incorporated into COARI, which will permit, as the end result, the merger of COARI with and into TMAR, which operations are scheduled to occur in 2009. Mr. Roberto Terziani also explained that, to facilitate the corporate restructuring processes, the Company will change the depositary bank of the ADRs from Citibank to BONY.

VII.	CLOSING: The matters submitted to the Board were unanimously approved without limitation. The material used in the presentation shall be filed with the secretary of the Board of Directors. With nothing further to discuss, these minutes were drafted, read, approved and executed by all present.

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A.

held on August 7, 2009.

Rio de Janeiro, August 7, 2009.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Members:

José Mauro Mettrau Carneiro da Cunha Chairman	Alex Waldemar Zornig

Julio César Pinto	Luiz Eduardo Falco Pires Correa

This page is part of the Minutes of the Ordinary Meeting of the Board of Directors of Brasil Telecom Participações S.A.

held on August 7, 2009.